Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

REVISION OF ANNUAL CAPS

FOR CONTINUING CONNECTED TRANSACTION

Reference is made to the announcement of the Company dated 8 March 2012 in relation to the 2012 Insurance Sales Framework Agreement entered into between the Company and P&C Company on the same day, whereby P&C Company entrusted the Company to act as an agent to sell selected insurance products within the authorized regions.

The Company intends to revise the annual caps for the two years ending 31 December 2014 in respect of the 2012 Insurance Sales Framework Agreement. In addition, the Company estimates that the transaction amount for the full year of 2012 under the 2012 Insurance Sales Framework Agreement will marginally exceed the original annual cap.

P&C Company is held as to 60% and 40% by CLIC and the Company, respectively. CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. Therefore, P&C Company also constitutes a connected person of the Company under Rule 14A.11(4) of the Listing Rules. As such, the Transaction constitutes a continuing connected transaction of the Company under Chapter 14A of the Listing Rules.

Given that the relevant percentage ratios represented by the revised annual caps for the two years ending 31 December 2014 and the estimated agency service fee paid for the year ended 31 December 2012 are more than 0.1% but less than 5%, the Transaction is subject to the reporting, announcement and annual review requirements but is exempt from independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Commission File Number 001-31914

BACKGROUND

Reference is made to the announcement of the Company dated 8 March 2012 in relation to the 2012 Insurance Sales Framework Agreement entered into between the Company and P&C Company on the same day, whereby P&C Company entrusted the Company to act as an agent to sell selected insurance products (including but not limited to statutory and mandatory insurance, automobile insurance, enterprise property insurance, family property insurance, engineering insurance, liability insurance, cargo transportation insurance, special risk insurance, comprehensive insurance, etc.) within the authorized regions, and the Company will collect insurance premiums in the name of P&C Company.

Pursuant to the 2012 Insurance Sales Framework Agreement, P&C Company will pay an agency service fee to the Company which includes sales management fee and sales service fee. The standard of sales management fee shall be determined by the parties to the agreement based on the price calculation principle of “cost (including the relevant taxes) plus profit margin”, following the principles of equality and fairness, and subject to compliance with the relevant requirements of CIRC and the Ministry of Finance of the PRC, as well as the Listing Rules. P&C Company shall pay the sales management fee to the Company based on the actual amount of premiums received from the insurance agency business (other than the compulsory insurance premium for automobile traffic accident liability). P&C Company shall pay the sales service fee to the Company according to the standard of service fees of specific insurance products, as agreed by the branches of the parties based on market principles.

As disclosed in the above-mentioned announcement, the 2012 Insurance Sales Framework Agreement is for a term of two years, and will be automatically extended for another year after its expiry unless terminated by either party by giving to the other party a written notice within 30 days prior to its expiry. The annual caps for the three years ending 31 December 2014 in respect of the Transaction were set at RMB660 million, RMB800 million and RMB960 million, respectively.

TRANSACTION AMOUNT FOR 2012

The transaction amount exceeding the annual cap for the year ended 31 December 2012

Due to the reasons described below, the Company currently estimates that the transaction amount for the full year of 2012 will marginally exceed the original annual cap for the year ended 31 December 2012. At present, the Company has not commenced the preparation for its annual financial statements and is therefore unable to ascertain the final amount of the agency service fee for the year 2012. Nevertheless, based on the monitoring conducted by the business department of the Company, it is estimated that the agency service fee for the full year of 2012 will amount to approximately RMB700 million, which will marginally exceed the original annual cap of RMB660 million for the year ended 31 December 2012.

Commission File Number 001-31914

Reasons for the transaction amount exceeding the annual cap for the year ended 31 December 2012

In light of the business development trend of 2012 and the overall active performance of the property insurance market, the premium volume continued to grow and the sales input by entities engaged in property insurance business continued to rise. In addition, the number of branches of the Company which conduct relevant business kept on increasing and the business grew quickly. As a result, the amount of the agency service fee increased rapidly, and at the same time, the payment of the agency service fee was made on a deferred basis (in particular, sales management fee, being part of the agency service fee, is usually paid at the end of the year or the beginning of the next year).

In future, the Company will intensify its effort in monitoring the Transaction and negotiate with P&C Company to change the current deferred payment arrangement of the agency service fee, so as to monitor the transaction amount in a timely manner.

REVISION OF ANNUAL CAPS FOR 2013 AND 2014

Taking into account the overall active performance of the property insurance market, the continuous increase in sales input by P&C Company and the business development trend of 2012, the Company estimates that the original annual caps for the two years ending 2014 cannot meet the demands for its business development. As such, the Company intends to revise the annual caps for the two years ending 31 December 2014 in respect of the 2012 Insurance Sales Framework Agreement to RMB1,250 million and RMB1,950 million, respectively.

REASONS AND BENEFITS FOR THE CONTINUING CONNECTED TRANSACTION

The Transaction will actively expand the Company’s insurance service scope, meet customers’ comprehensive insurance needs, stabilize life insurance sales force and effectively increase China Life’s brand value.

The Directors, including the independent non-executive Directors, are of the view that the Transaction has been conducted on normal commercial terms, is fair and reasonable and is in the interests of the Company and the shareholders as a whole, and that the transaction amount for the year ended 31 December 2012 and the revised annual caps for the two years ending 31 December 2014 in respect of the Transaction are fair and reasonable. Mr. Yang Mingsheng, Mr. Miao Jianmin, Mr. Wan Feng, Mr. Zhang Xiangxian and Mr. Wang Sidong hold positions in CLIC and/or P&C Company and have abstained from voting on the board resolution passed to approve the Transaction. Save as disclosed above, no other Director is regarded as having a material interest in the Transaction, and hence no other Director has abstained from voting on the board resolution to approve the Transaction.

LISTING RULES IMPLICATIONS

P&C Company is held as to 60% and 40% by CLIC and the Company, respectively. CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. Therefore, P&C Company also constitutes a connected person of the Company under Rule 14A.11(4) of the Listing Rules. As such, the Transaction constitutes a continuing connected transaction of the Company under Chapter 14A of the Listing Rules.

Commission File Number 001-31914

Given that the relevant percentage ratios represented by the revised annual caps for the two years ending 31 December 2014 and the estimated agency service fee paid for the year ended 31 December 2012 are more than 0.1% but less than 5%, the Transaction is subject to the reporting, announcement and annual review requirements but is exempt from independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

INFORMATION ON THE COMPANY AND P&C COMPANY

The Company is one of the leading life insurance companies in the PRC. It offers individual and group life insurance, annuities, accident and health insurance products and services.

P&C Company is principally engaged in insurance business and its scope of business includes: property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accidental injury insurance, re-insurance in connection with the above insurance businesses, insurance fund application business permitted under the PRC laws and regulations and other businesses approved by CIRC.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“2012 Insurance Sales Framework Agreement”	the insurance sales framework agreement entered into between the Company and P&C Company on 8 March 2012, whereby P&C Company entrusted the Company to act as an agent to sell selected insurance products within the authorized regions

“Board”	the board of Directors of the Company

“CIRC”	China Insurance Regulatory Commission

“CLIC”	中國人壽保險（集團）公司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

Commission File Number 001-31914

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“P&C Company”	(China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Transaction”	the continuing connected transaction under the 2012 Insurance Sales Framework Agreement

By Order of the Board
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

Commission File Number 001-31914

Hong Kong, 4 January 2013

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong
Independent Non-executive Directors:	Sun Changji, Bruce Douglas Moore,
Anthony Francis Neoh, Tang Jianbang